SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
—— DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com August 12, 2019

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David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:       The Gabelli Dividend & Income Trust

             (File Nos.: 333-232136; 811-21423)

Dear Mr. Orlic:

Thank you for your oral comment provided on August 7, 2019 regarding your further review of the registration statement on Form N-2 filed on June 14, 2019 (the “Registration Statement”) by The Gabelli Dividend & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”) in light of the Fund’s letter responding to your initial comments on the Registration Statement dated July 25, 2019. The Fund has considered your comment and authorized us to respond on its behalf as set forth below.

Your oral comment is summarized in bold to the best of our understanding, followed by the Fund’s response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

August 12, 2019

Statement of Additional Information

Footnote 8 to the Trustees and Officers’ table on page 17 of the SAI contains disclosure regarding a settlement one of the Fund’s trustees entered into with the SEC concerning matters unrelated to the Fund. Please add disclosure to an appropriate section of the SAI regarding whether the Board has considered any implications related to this settlement.

The Fund will add the following sentence to the end of the referenced footnote 8: “The Board has discussed this matter and has determined that it does not disqualify Mr. [Trustee] from serving as an Independent Trustee.”

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon